

November 4, 2011

Via E-mail
Mr. Adel Karas
President, Chief Executive Officer and
  Chief Financial Officer
Calypte Biomedical Corporation
15875 SW 72nd Avenue
Portland, Oregon 97224

> **Re: Calypte Biomedical Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed May 27, 2011**
> **Form 12b-25**
> **Filed August 16, 2011**
> **File No. 001-32280**

Dear Mr. Karas:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 8. Notes and Debentures Payable, page F-16

1.   We note that you recognized gains for the transfer of assets and the restructuring of notes of $2,289,000 and $8,500,000 during fiscal 2010. Please explain the nature of these gains, how you recorded the transactions (i.e., debits and credits), how you determined the amounts to record as gains, and the basis for your accounting. Include a discussion of why the statements of shareholders' equity excludes the shares you agreed to issue in

exchange for the $6,393,353 of debt. Cite the accounting literature you relied upon and how you applied it to your facts and circumstances.

Item 9A. Controls and Procedures, page 28

2.   We note your disclosure of various material weaknesses. However we do not see where you have disclosed your conclusion as to whether your internal control over financial reporting was effective or was not effective as of December 31, 2010, which is required by Item 308(a)(3) of Regulation S-K. Please amend your Form 10-K to disclose the conclusion of your principal executive and principal financial officer regarding the effectiveness of your internal control over financial reporting as of December 31, 2010.

Form 12b-25 filed August 16, 2011

3.   Please tell us when you plan to file your Form 10-Q for the quarterly period ended June 30, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant